US Bank Tower
633 West 5th Street
Suite 4900
Los Angeles, CA 90071-2032
+1 213 808 5700 Main
+1 213 808 5760 Fax
www.dechert.com

Kevin F. Cahill

kevin.cahill@dechert.com
+1 949 442 6051 Direct
+1 949 681 8646 Fax

September 12, 2022

VIA EDGAR

Mr. Ken Ellington

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          FPA Funds Trust (File Nos. 33-79858 and 811-8544), FPA U.S. Core Equity Fund, Inc. (File Nos. 2-87607 and 811-03896) and Source Capital, Inc. (File No. 811-01731) (each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Ellington:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff (“Staff”), provided to me and Mary Anne Morgan on May 25, 2022, in relation to the staff’s review of: (1) each Registrant’s annual report for the period ended December 31, 2021, filed by each Registrant on Form N-CSR (Accession Nos. 0001104659-22-032369, 0001104659-22-032373 and 0001104659-22-032371, respectively). On behalf of the Registrants, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.

Prospectus

1.	Comment: The Staff notes that FPA U.S. Core Equity Fund, Inc. invests a significant percentage of net assets in the information technology sector as of its most recent fiscal year end. However, the Registrant’s most recent prospectus does not include “sector risk” disclosure. The Staff believes that sector risk should be included in a Registrant’s prospectus if the Registrant has a significant amount of its net assets invested in a single sector. If the Registrant focuses its investments in particular sector (e.g., for period of 3 or more years) please explain why identification of the sector, including strategies and risks, is not disclosed in the Registrant’s summary prospectus.

Response:             The Registrant has added the below disclosure to Item 4 and Item 9 of its prospectus.

September 12, 2022 Page 2

Sector Risk: To the extent the Fund invests more heavily in particular sectors, its performance will be especially sensitive to developments that significantly affect those sectors. Individual sectors may be more volatile, and may perform differently, than the broader market. The following summarizes the risks associated with investing in certain sector(s) in which the Fund is more heavily invested:

Information Technology Sector Risk: Companies in the information technology sector face intense competition, both domestically and internationally, which may have an adverse effect on their profit margins. Companies in this sector may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

2.	Comment: Please update the prospectus for FPA Crescent Fund to move the expense reimbursement line item directly below the total annual operating expenses and include an additional caption, such as “total annual operating fund expenses after expense reimbursement.” See Instruction 3.e. of Item 3 of Form N-1A.

Response:             The Registrant has amended its prospectus to update the language in the expense table as follows (note the same updates were made to the Institutional Class prospectus):

Supra-Institutional Class Revised Expense Table:
Management Fees (1)	0.94%
Distribution (12b-1) Fees	None
Other Expenses Before Short Sale Dividend and Interest Expenses	0.08%
Total Annual Fund Operating Expenses Before Short Sale Dividend and Interest Expenses	1.02%
Short Sale Dividend and Interest Expenses	0.10%
Expense Reimbursement (2)	(0.03)
Total Annual Fund Operating Expenses After Short Sale Dividend and Interest Expenses and Expense Reimbursement	1.09%

September 12, 2022 Page 3

N-CSR

3.	Comment: For each Registrant, please include a statement accompanying the graph and table stating that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Please confirm the Registrants will comply with Item 27(b)(7)(ii)(B) of Form N-1A and Item 24(g)(B) of Form N-2, as applicable, going forward.

Response:             The Registrants have updated the disclosure accordingly to comply with Item 27(b)(7)(ii)(B) of Form N-1A and Item 24(g)(B) of Form N-2, as applicable, and will comply with these requirements going forward.

4.	Comment: Please file an amended Form N-CSR for Source Capital, Inc. that includes the disclosures related to Management’s Discussion of Fund Performance required by Instruction 4.g to Item 24 of Form N-2 (e.g., a line graph and table). Please note that while a blended benchmark may be used as a secondary index, an “appropriate broad-based securities market index” must be shown in the line graph.

Response:             The Registrant has filed an amended Form N-CSR to include the disclosures related to Management’s Discussion of Fund Performance required by Instruction 4.g to Item 24 of Form N-2 and include the performance information for MSCI ACWI NR USD to meet the requirement to present a broad-based securities market index.

5.	Comment: In the schedule of investments for each Registrant, please disclose the dividend rate, if known, for all preferred stocks held by the Registrants as part of the title of issue. See Regulation S-X Article 12-12.

Response:             In future filings the Registrants will either disclose the dividend rate or incorporate the footnote “there is currently no rate available” when the rate is not available.

6.	Comment: In the schedule of investments for each Registrant, please disclose the expiration date of rights held by the Registrants.

Response:             The Registrants will incorporate your comment in future filings.

September 12, 2022 Page 4

7.	Comment: For the Registrants that invest in corporate bank debt, please include a footnote to the schedule of investments that states: “For corporate bank debt the rate shown may represent a weighted average interest rate.” In future financial statements, please include additional information about the various rates rather than only including a weighted average rate. For additional guidance please see AICPA expert panel meeting minutes from February 20, 2018.

Response:             The Registrants that invest in corporate bank debt will incorporate your comment in future filings.

8.	Comment: For the Registrants that invest in special purpose acquisition companies (“SPACs”), please confirm in correspondence and disclose if there are any related party considerations related to SPACs for those Registrants. For example, is the Registrant’s adviser a sponsor or does the adviser have interests in the SPAC that could present conflicts of interest?

Response:             The Registrants that invest in SPACs confirm that there are no related parties to disclose related to these SPACs.

9.	Comment: For the Registrants that invest in SPACs, please confirm in correspondence and disclosure if the Registrants have entered into any commitments in the SPAC to purchase PIPE shares if and when the SPAC completes its merger or acquisition.

Response:             The Registrants that invest in SPACs confirm that there are no PIPE share purchase commitments related to these SPACs.

10.	Comment: According to notes to the financial statements, certain Registrants have certain commitments and contingencies. However, the Registrant’s balance sheet does not have disclosure by amount or by line item that references the notes to the financial statement. Please explain why this disclosure was omitted from the balance sheet. Please see Regulation S-X Article 6-04.15.

Response:             The applicable Registrants hereby undertake to include a Commitments and Contingencies line item in the Statement of Assets and Liabilities in future filings.

11.	Comment: Please explain why the disclosure in the notes to the financial statements for Source Capital, Inc. and FPA Crescent Fund do not include a description of the investment strategies for investments that are valued using net asset value (“NAV”) as a practical expedient and whether there are any restrictions on redemptions from them. See ASC 820-10-50-6A.

September 12, 2022 Page 5

Response:             The Registrants acknowledge the Staff’s comment and will revise its future filings to provide additional detail regarding investment strategies and redemption restrictions of the Registrants’ investments that are valued using the NAV as a practical expedient. In particular, the Registrant will specifically address the terms and conditions upon which it may redeem its investments in these non-registered investment funds. As of December 31, 2021, the Registrants had included these investments within Level 3 of the fair value hierarchy in accordance with ASC 820-10-50-2. The Registrants respectfully note that the investment strategy for each investment valued using the NAV as a practical expedient is disclosed within each Registrant’s Portfolio of Investments.

As of December 31, 2021 Source Capital, Inc. had $24,057,625 of limited partnership investments valued using NAV as a practical expedient. These limited partnerships are closed-end private credit limited partnerships. Source Capital, Inc. cannot redeem from these partnerships and will receive distributions from the limited partnerships as their credit investments are liquidated.

As of December 31, 2021 FPA Crescent Fund had $59,052,612 of limited partnership investments valued using NAV as a practical expedient as a basis. $14,309,237 were closed end real estate focused limited partnerships and $44,743,375 were closed-end private credit limited partnerships. FPA Crescent Fund cannot redeem from these partnerships and will receive distributions from the limited partnerships as their credit investments are liquidated.

12.	Comment: With respect to FPA Crescent Fund, the net realized gain/loss and change in unrealized appreciation/depreciation amounts disclosed in the affiliates table does not agree with the correlative amounts shown on the related statement of operations as required by Article 12-14 footnote 6e & f of Regulation S-X. Please explain.

Response:             The Registrant acknowledges the Staff’s comment and will revise its future filings to consistently disclose net realized gain/loss and change in unrealized appreciation/depreciation amounts between the affiliates table and statement of operations. Certain affiliated securities were inadvertently flagged as unaffiliated on the statement of operations. The Registrant believes that the detailed affiliates table accurately represents the key elements of Regulation S-X, Article 12-14, which is the market value roll forward. Specifically, the table contains the prior period market values and rolls to the current period values by adding purchases, subtracting sales and adding the realized/unrealized gain/(loss).

September 12, 2022 Page 6

13.	Comment: With respect to Source Capital, Inc., the Registrant has not included the required statement that a description of the policies and procedures that the Registrant uses to determine how to vote proxies relating to portfolio securities is available (1) without charge upon request by calling a specified toll-free or collect telephone number, (2) on the Registrant’s website, if applicable, and (3) on the Commission’s website at www.sec.gov. See Form N-2 Item 24 instruction 6(c). Please explain why such disclosure was not included in the financial statements.

Response:             The Registrant inadvertently omitted this disclosure and has added it to the report.

14.	Comment: With respect to the open-end fund Registrants’ most recent Form N-CSR and N-CSRS filings, it appears that the Registrants did not include disclosure relating to the liquidity risk management program. Please explain. See Item 27(d)(6)(ii) of Form N-1A.

Response:             The Registrants inadvertently omitted this disclosure and have added it to the reports.

15.	Comment: Item 4(d) of the Registrants’ certifications required by Item 13(a)(2) of Form N-CSR filed on March 10, 2022 do not appear to refer to the correct time period. Item 4(d) requires disclosure of any changes in a registrant’s internal controls over reporting that occurred “during the period covered by this report”. However, the current certifications indicate that only a quarter of the period is covered. Please file amended Form N-CSRs with the appropriate certifications and ensure that the certifications are up to date.

Response:             The Registrants have updated and refiled their certifications to note the correct time period.

16.	Comment: It appears that the N-CSR filings of the Registrants for the period ending December 31, 2021 refer to the “second fiscal quarter of the period covered by the report.” For the disclosure related to form N-CSR Item 11(b), please utilize the language provided in form N-CSR Item 11(b) which refers to the “period covered by the report” and is not isolated to a particular quarter. Please confirm there have been no such changes in the Registrant’s internal controls over financial reporting that occurred during the period.

Response:             The Registrants have amended the language to refer to the “period covered by the report” and confirm there have been no such changes in the Registrant’s internal controls over financial reporting that occurred during the period.

September 12, 2022 Page 7

17.	Comment: Source Capital, Inc. has not included required disclosure that (1) the registrant files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year as an exhibit to its reports on Form N-PORT, (2) that its Form N-PORTs are available on the Commission’s website at www.sec.gov, and (3) if the registrant makes the information on Form N-PORT available to shareholders on its website or upon request, a description of how the information may be obtained from the registrant. See Form N-2 Item 24 Instruction 6(b). Please explain why such disclosure was not included in the financial statements.

Response:             The Registrant inadvertently omitted this disclosure and has added it to the report.

* * *

Should you have any questions or comments, please contact the undersigned at 949.442.6051.

Sincerely,

/s/ Kevin Cahill

Kevin Cahill
KFC